Mister Goody, Inc.
7877 Emerald Winds Circle
Boynton Beach, Florida 33473
561-396-0554

July 15, 2011

Mr. Shuman

Ms. Wray

Ms. Feider

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Mister Goody, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Dear Mr. Shuman, Ms. Wray and Ms. Feider:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on Thursday, July 14, 2011. The Company has filed Amendment No 1. to the registration statement originally filed on June 16, 2011 on Form S-1 to reflect each of the responses.

1.

You may only exclude information to the extent permitted by Rule 430A or another applicable regulation. Your amended filing should provide all other information. We note in particular that the summary, risk factors, and description of your business sections all omit information that is not excludable under Rule 430A.

Response: We have updated the disclosures.

2.

Please revise disclosure throughout your filing—including the summary, business and management’s discussion and analysis sections—to express clearly the status of the company’s business. Ensure that the verb tense you use comports with your current status. In this regard, we note that the prospectus states several times that your members “pay a membership fee” and that “[g]enerally, [y]our affiliates are schools, non-profit organizations and volunteers….” Such statements suggest that the company has commenced operations and begun to generate revenues. If the company has very limited operations and no revenues, as you disclose was the case as of March 31, 2011, please revise these and similar statements throughout the filing to use the future tense to indicate that such statements relate to the company’s business plans instead of its current status.

Response: We have updated the disclosures.

3.

Please also ensure that all claims relating to events that you expect to occur at a future time are expressed as objectives that may not be accomplished. To the extent your filing includes statements that predict accomplishments in the future, expand to provide meaningful discussions of the events or circumstances that may prevent the accomplishment of these objectives.

Response: We have updated the disclosures.

4.

We note your disclosure on pages 23 and 35 indicating that immediately upon effectiveness of your registration statement on Form S-1, you intend to file a Form 8-A to register your common stock under Section 12(g) of the Exchange Act. Given the disclosure that you currently have 46 record holders of your common stock, it appears reasonably likely that you will have less than 300 record shareholders at the end of your next fiscal year following effectiveness of the pending Form S-1, at which point you would be eligible to terminate your reporting requirements under Section 13(a) of the Exchange Act. Your Section 15(d) reporting requirements would then be automatically suspended. In the event that you are no longer subject to Section 13(a) reporting requirements, you would not be required to provide periodic reports or proxy statements. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

Response: We have added a risk disclosure to address this.

5.

Please advise whether you have assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. If not, tell us what consideration you have given to providing a paragraph that addresses the potential risks that are posed by the fact that you have not done so historically. We also note that you will not be required to provide management’s report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please advise what consideration you have given to these matters in preparing your risk factors.

Response: We have added a risk disclosure to address this.

6.

“Our officers will not be devoting a majority of their time to the development of our company…” Page 7. Please reconcile the statement in this subheading that your officers will not be devoting a majority of their time to the company with the ensuing disclosure that each of your officers has indicated that they plan to devote 30 hours per week to the development of your business. Please state the minimum amount of working time that each executive intends to devote to the company. In this regard, we note from the disclosure beginning on page 28 that your officers all appear to have significant business activities outside the company.

Response: We have updated the disclosures.

7.

Please expand on your disclosure regarding your operations to describe the actions that you have taken since being formed in March 2011 and to explain with greater specificity any further actions or achievements that may occur to enable you to become a revenue generating entity. Provide an overview of the current status of the business and how the company allocated $7,106 in general and administrative expenses from inception to March 31, 2011.

Response: We have updated the disclosures.

8.

Please revise to state the current rate at which you are using capital in operations. Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next 12 months. Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones. Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto. See also SEC Release Nos. 33-6835 and 33-8350.

Response: We have updated the disclosures.

9.

Further to the above comment, we note your disclosures that the company had $301,128 in cash as of March 31, 2011, and that you anticipate needing at least $300,000 “for sales, marketing, and for other operating expenses” over the next 12 months. Please clarify whether this $300,000 is needed in addition to the cash currently held by the company. In addition, please revise to clarify whether the costs of this offering, which you estimate on page II-1 to be $20,000, are included in the $300,000 of anticipated expenses.

Response: We have updated the disclosures.

10.

The filing does not include the signature of your principal financial officer, or someone so designated. Please include this signature in your amended Form S-1. If Joel Arberman, the chief executive officer, also serves as the principal financial officer, his signature should be captioned as such in the amended filing. See Instructions 1 and 2 to the Signatures section of Form S-1.

Response: We have updated the signature section.

We acknowledge that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joel Arberman

Joel Arberman

Chief Executive Officer